Exhibit 99.2

AIRWELL 3000 – Commercial / Industrial Model Introduction

The AirWell 3000 is an air to water harvesting machine that is capable of producing up to 11,356 liters of safe drinking water everyday depending on humidity and temperature levels. The intended use of these machines are for use in military camps and humanitarian and disaster relief applications where fresh drinking water is scarce, unavailable or difficult to access. In addition, these machines provide clean water for commercial applications such as in beverage and food manufacturing, for industrial work sites &
organizations in remote locations including  schools, resorts, hospitals & resource companies.

Product Specifications
- Production Capacity – 11,356 L/day.
- Power - 3-Phase:
- 50Hz or 60Hz - Operates on and off grid
- 7 – 10 KW/Hr. - 5 stage filtration system.
- 380 - 420 V - Weight - 2,200lbs
- 80 Amps - Can be mobilized
- Dimensions – 236” X 96” X 96”.
- Optimum Efficiency Conditions.
--temperature (71-90 degrees F / 21-32 degrees C).
--relative humidity (40% RH – 100% RH).

Splash Water For Life uses its proprietary technology which enables the water harvester to produce water either by connecting to an existing power grid or by applying its patented drive switching system.  AirWell 3000 can operate in areas where there is no power available without the use of an electric generator. AirWell 3000 is the most versatile commercial/industrial water harvester available in the market today. Other atmospheric water generators need electrical supply to operate their machines. Water harvesters can be installed in permanent locations or can be mobilized in short notice.

Splash Water For Life Technology	Splash’s Relative Humidity/Efficiency Chart

         Relative Humidity
                         55%     60%     65%     70%     75%
Production     5,905   6,982   8,213   9,662   11,366
Efficiency        LPD     LPD     LPD     LPD    LPD

The above numbers indicates that at 75% relative humidity the AirWell 3000 run at 11,366 liters per day.

Splash Water For Life represents a highly profitable business in serving markets where a vital resource, clean water is decreasing dramatically in the world. Splash’s machines have two major competitive advantages related to pricing. In the case of the AirWell 3000, it is up to 75% less expensive to purchase than other atmospheric water machines and secondly, as much as 50% cheaper to operate due to the patented proprietary technology within the unit.

6652 Elijah Road	Tel:	888.488.6882	Website : www.splashwaterforlife.com
Wellpinit, Washington	Fax:	888.265.0498
United States, 99040	Email:	Sales@splashwaterforlife.com